Exhibit 12(a)

FPL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)

Nine Months Ended September 30, 2009
(millions of dollars)

Earnings, as defined:
Net income	$1,267
Income taxes	272
Fixed charges included in the determination of net income, as below	671
Amortization of capitalized interest	12
Distributed income of equity method investees	33
Less: Equity in earnings of equity method investees	49

Total earnings, as defined	$2,206

Fixed charges, as defined:
Interest expense	$631
Rental interest factor	21
Allowance for borrowed funds used during construction	19
Fixed charges included in the determination of net income	671
Capitalized interest	61

Total fixed charges, as defined	$732

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends (a)	3.01
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(a)
FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.